                                   FORM 11-K

               [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES AND EXCHANGE ACT OF 1934


                  For the fiscal year ended December 31, 1996

                                       OR

             [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
               SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from ____________ to ______________

Commission File Number  1 - 2380
                        --------

 A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

       Aviall, Inc. Employee Savings Plan

 B. Name of the issuer of the securities held pursuant to the Plan and the address of its principal executive office:

       Aviall, Inc.
       2055 Diplomat Drive
       Dallas, Texas  75234-8989





                            Page 1 of 20 The Exhibit
                           Index appears on Page 19.

REQUIRED INFORMATION

The financial statements listed in the accompanying index on page 3 are filed as part of this Form 11-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                            AVIALL, INC. EMPLOYEE SAVINGS PLAN



                                     By:    /s/ Jeffrey J. Murphy
                                            ---------------------------------
                                            Jeffrey J. Murphy
                                            Chairman, Aviall, Inc. Employee
                                            Savings Plan

                                     By:    /s/ Jacqueline K. Collier
                                            ---------------------------------
                                            Jacqueline K. Collier
                                            Vice President and Controller,
                                            Aviall, Inc.



Date: July 11, 1997
     ----------------------

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
--------------------------------------------------------------------------------

                                                                                           Page
                                                                                           ----
Report of Independent Accountants............................................................4

Financial Statements:

     Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1996.................................................................5

     Statement of Net Assets Available for Plan Benefits, with Fund Information as of December 31, 1995.................................................................6

     Statement of Changes in Net Assets Available for Plan Benefits, with
     Fund Information for the Year Ended December 31, 1996...................................7

     Statement of Changes in Net Assets Available for Plan Benefits, with
     Fund Information for the Year Ended December 31, 1995...................................8

Notes to Financial Statements................................................................9

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes
     as of December 31, 1996................................................................17

     Item 27d - Schedule of Reportable Transactions for the Year Ended
     December 31, 1996......................................................................18


All other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable or are not required.

                       REPORT OF INDEPENDENT ACCOUNTANTS


To the Participants and Administrator of the Aviall, Inc. Employee Savings Plan

In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the net assets available for plan benefits of the Aviall, Inc. Employee Savings Plan at December 31, 1996 and 1995, and the changes in net assets available for plan benefits for each of the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Dallas, Texas
July 8, 1997

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1996
--------------------------------------------------------------------------------

                                                                                     FUND INFORMATION
                                            ----------------------------------------------------------------------------------
                                             Aviall         Putnam        Putnam        Putnam       Putnam Stable
                                            Stock Fund   Voyager Fund    G&I Fund       GG Fund       Value Fund   Loan Fund
                                            -----------  ------------   -----------   -----------    -----------   -----------
                   ASSETS
Investments:
   Mutual funds                             $      --     $10,259,183   $ 5,597,010   $ 3,639,516    $      --     $      --
   Guaranteed investment contracts                 --            --            --            --       4,847,929           --
   Pooled investment funds                         --            --            --            --         521,745           --
   Common stock of participating employer       982,988          --            --            --            --             --
   Participant loans receivable                    --            --            --            --            --        1,192,710
                                            -----------   -----------   -----------   -----------    ----------    -----------

     Total investments                          982,988    10,259,183     5,597,010     3,639,516     5,369,674      1,192,710

Contributions receivable and other                2,686        23,816        12,464          --          20,698        (13,391)
                                            -----------   -----------   -----------   -----------    ----------    -----------

     Total assets                               985,674    10,282,999     5,609,474     3,639,516     5,390,372      1,179,319
                                            -----------   -----------   -----------   -----------    ----------    -----------

                 LIABILITIES

Other liabilities                                   474        35,471        29,764          --          33,408           --
                                            -----------   -----------   -----------   -----------    ----------    -----------

     Total liabilities                              474        35,471        29,764             0        33,408              0
                                            -----------   -----------   -----------   -----------    ----------    -----------

Net assets available for Plan benefits      $   985,200   $10,247,528   $ 5,579,710   $ 3,639,516   $ 5,356,964    $ 1,179,319
                                            ===========   ===========   ===========   ===========    ==========    ===========
                                              Total
                                           -----------
                   ASSETS
Investments:
   Mutual funds                            $19,495,709
   Guaranteed investment contracts           4,847,929
   Pooled investment funds                     521,745
   Common stock of participating employer      982,988
   Participant loans receivable              1,192,710
                                           -----------

     Total investments                      27,041,081

Contributions receivable and other              46,273
                                           -----------

     Total assets                           27,087,354
                                           -----------

                 LIABILITIES

Other liabilities                               99,117
                                           -----------

     Total liabilities                          99,117
                                           -----------

Net assets available for Plan benefits     $26,988,237
                                           ===========

The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION DECEMBER 31, 1995
--------------------------------------------------------------------------------


                                                                                     FUND INFORMATION
                                            ---------------------------------------------------------------------------------
                                             Aviall         Putnam       Putnam         Putnam    Putnam Stable
                                            Stock Fund   Voyager Fund    G&I Fund       GG Fund     Value Fund     Loan Fund
                                            -----------   -----------   -----------   -----------   -----------   -----------
                   ASSETS
Investments:
   Mutual funds                             $      --     $12,104,974   $ 6,899,364   $ 5,714,552   $      --     $      --
   Guaranteed investment contracts                 --            --            --            --       7,516,038          --
   Pooled investment funds                         --            --            --            --       1,189,571          --
   Common stock of participating employer     1,831,525          --            --            --            --            --
   Participant loans receivable                    --            --            --            --            --       2,512,905
                                            -----------   -----------   -----------   -----------   -----------   -----------

     Total investments                        1,831,525    12,104,974     6,899,364     5,714,552     8,705,609     2,512,905

Contributions receivable and other                   48            74           271            93            12          --
                                            -----------   -----------   -----------   -----------   -----------   -----------

     Total assets                             1,831,573    12,105,048     6,899,635     5,714,645     8,705,621     2,512,905
                                            -----------   -----------   -----------   -----------   -----------   -----------


                 LIABILITIES

Other liabilities                                   433         7,104         7,491         3,372         3,584          --
                                            -----------   -----------   -----------   -----------   -----------   -----------

     Total liabilities                              433         7,104         7,491         3,372         3,584             0
                                            -----------   -----------   -----------   -----------   -----------   -----------

Net assets available for Plan benefits      $ 1,831,140   $12,097,944   $ 6,892,144   $ 5,711,273   $ 8,702,037   $ 2,512,905
                                            ===========   ===========   ===========   ===========   ===========   ===========
                                               Total
                                            -----------
                   ASSETS
Investments:
   Mutual funds                             $24,718,890
   Guaranteed investment contracts            7,516,038
   Pooled investment funds                    1,189,571
   Common stock of participating employer     1,831,525
   Participant loans receivable               2,512,905
                                            -----------

     Total investments                       37,768,929

Contributions receivable and other                  498
                                            -----------

     Total assets                            37,769,427
                                            -----------


                 LIABILITIES

Other liabilities                                21,984
                                            -----------

     Total liabilities                           21,984
                                            -----------

Net assets available for Plan benefits      $37,747,443
                                            ===========

  The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER 31, 1996
--------------------------------------------------------------------------------


                                                                                        FUND INFORMATION
                                              ------------------------------------------------------------------------------------
                                                 Aviall        Putnam        Putnam         Putnam     Putnam Stable
                                               Stock Fund    Voyager Fund   G&I Fund        GG Fund      Value Fund     Loan Fund
                                              ------------   ------------  ------------   ------------  ------------  ------------
Net assets available for Plan benefits at
   beginning of period                        $  1,831,140   $ 12,097,944  $  6,892,144   $  5,711,273  $  8,702,037  $  2,512,905
                                              ------------   ------------  ------------   ------------  ------------  ------------

Investment income:
   Dividends                                         1,662        649,623       540,933        269,500          --            --
   Interest                                           --             --            --             --         507,316       160,171
   Net appreciation (depreciation) in fair
     value of investments                          (50,331)       941,970       856,122        587,086          --            --

Contributions:
   Employer                                         19,896        121,732        81,971         84,634        61,056          --
   Employee                                        130,103        916,580       567,151        586,584       419,771          --

Participant loan repayments                         53,415        287,401       191,108        177,992       178,690      (888,606)
Interfund transfers                               (296,955)       838,061       132,848       (758,578)       84,624          --
                                              ------------   ------------  ------------   ------------  ------------  ------------

   Total additions                                (142,210)     3,755,367     2,370,133        947,218     1,251,457      (728,435)
                                              ------------   ------------  ------------   ------------  ------------  ------------

Distributions and other                           (300,933)    (2,188,545)   (1,317,601)    (1,039,371)   (2,002,757)     (726,934)
Plan fees and expenses                              (1,614)        (8,924)       (5,190)        (4,398)       (6,422)         --
Loans to participants                              (45,793)      (343,320)     (200,549)      (208,488)     (209,782)    1,007,932
Transfers/withdrawals related to GASI             (322,817)    (2,651,651)   (1,866,101)    (1,524,314)   (1,741,722)     (757,076)
Transfers/withdrawals related to Maple Leaf         (8,581)       (29,984)      (21,016)       (22,613)      (55,846)       (2,801)
Transfer to Curtiss-Wright Plan                    (23,992)      (383,359)     (272,110)      (219,791)     (580,001)     (126,272)
                                              ------------   ------------  ------------   ------------  ------------  ------------

   Total deductions                               (703,730)    (5,605,783)   (3,682,567)    (3,018,975)   (4,596,530)     (605,151)
                                              ------------   ------------  ------------   ------------  ------------  ------------

Net decrease in Plan assets                       (845,940)    (1,850,416)   (1,312,434)    (2,071,757)   (3,345,073)   (1,333,586)
                                              ------------   ------------  ------------   ------------  ------------  ------------

   Net assets available for Plan benefits
     at end of period                         $    985,200   $ 10,247,528  $  5,579,710   $  3,639,516  $  5,356,964  $  1,179,319
                                              ============   ============  ============   ============  ============  ============
                                                     Total
                                                 ------------
Net assets available for Plan benefits at
   beginning of period                           $ 37,747,443
                                                 ------------

Investment income:
   Dividends                                        1,461,718
   Interest                                           667,487
   Net appreciation (depreciation) in fair
     value of investments                           2,334,847

Contributions:
   Employer                                           369,289
   Employee                                         2,620,189

Participant loan repayments                                 0
Interfund transfers                                         0
                                                 ------------

   Total additions                                  7,453,530
                                                 ------------

Distributions and other                            (7,576,141)
Plan fees and expenses                                (26,548)
Loans to participants                                       0
Transfers/withdrawals related to GASI              (8,863,681)
Transfers/withdrawals related to Maple Leaf          (140,841)
Transfer to Curtiss-Wright Plan                    (1,605,525)
                                                 ------------

   Total deductions                               (18,212,736)
                                                 ------------

Net decrease in Plan assets                       (10,759,206)
                                                 ------------

   Net assets available for Plan benefits
     at end of period                            $ 26,988,237
                                                 ============



  The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS, WITH FUND INFORMATION FOR THE YEAR ENDED DECEMBER, 31, 1995
--------------------------------------------------------------------------------


                                                                   FUND INFORMATION
                                         ----------------------------------------------------------------------------
                                            Aviall         Putnam            Ryder          Putnam          Putnam
                                          Stock Fund     Voyager Fund     Stock Fund       G&I Fund        GG Fund
                                         ------------    ------------    ------------    ------------    ------------
Net assets available for Plan benefits
   at beginning of period                $  1,233,976    $  9,799,781    $    595,136    $  5,478,747    $  6,172,808
                                         ------------    ------------    ------------    ------------    ------------

Investment income:
   Dividends                                   15,896         639,981            --           452,983         312,402
   Interest                                      --              --              --              --              --
   Net appreciation in fair value of
     investments                              361,919       2,880,638          61,970       1,451,464         472,208

Contributions:
   Employer                                    36,387         156,141            --           107,237         131,671
   Employee                                   297,684       1,384,788            --           932,538       1,060,448

Participant loan repayments                    56,858         256,339            --           217,300         191,221
Interfund transfers                           119,594         347,095        (428,286)        219,964        (680,092)
                                         ------------    ------------    ------------    ------------    ------------

   Total additions                            888,338       5,664,982        (366,316)      3,381,486       1,487,858
                                         ------------    ------------    ------------    ------------    ------------

Distributions and other                       (67,683)     (1,130,592)        (85,432)       (568,765)       (561,432)
Plan fees and expenses                         (1,266)        (10,796)           (278)         (6,306)         (6,482)
Loans to participants                         (81,771)       (541,993)        (11,156)       (317,999)       (340,187)
Transfer to Dallas Airmotive Plan            (140,454)     (1,683,438)       (131,954)     (1,075,019)     (1,041,292)
                                         ------------    ------------    ------------    ------------    ------------

   Total deductions                          (291,174)     (3,366,819)       (228,820)     (1,968,089)     (1,949,393)
                                         ------------    ------------    ------------    ------------    ------------

Net increase (decrease) in
   Plan assets                                597,164       2,298,163        (595,136)      1,413,397        (461,535)
                                         ------------    ------------    ------------    ------------    ------------

   Net assets available for Plan
     benefits at end of period           $  1,831,140    $ 12,097,944    $          0    $  6,892,144    $  5,711,273
                                         ============    ============    ============    ============    ============
                                              FUND INFORMATION
                                         -----------------------------
                                          Putnam Stable
                                           Value Fund       Loan Fund        Total
                                          ------------    ------------    ------------
Net assets available for Plan benefits
   at beginning of period                 $ 10,028,595    $  2,180,021    $ 35,489,064
                                          ------------    ------------    ------------

Investment income:
   Dividends                                      --              --         1,421,262
   Interest                                    606,430         137,100         743,530
   Net appreciation in fair value of
     investments                                  --              --         5,228,199

Contributions:
   Employer                                    119,281            --           550,717
   Employee                                    872,833            --         4,548,291

Participant loan repayments                    187,178        (908,896)              0
Interfund transfers                            421,725            --                 0
                                          ------------    ------------    ------------

   Total additions                           2,207,447        (771,796)     12,491,999
                                          ------------    ------------    ------------

Distributions and other                     (1,567,199)       (190,542)     (4,171,645)
Plan fees and expenses                            (122)           --           (25,250)
Loans to participants                         (439,350)      1,732,456               0
Transfer to Dallas Airmotive Plan           (1,527,334)       (437,234)     (6,036,725)
                                          ------------    ------------    ------------

   Total deductions                         (3,534,005)      1,104,680     (10,233,620)
                                          ------------    ------------    ------------

Net increase (decrease) in
   Plan assets                              (1,326,558)        332,884       2,258,379
                                          ------------    ------------    ------------

   Net assets available for Plan
     benefits at end of period            $  8,702,037    $  2,512,905    $ 37,747,443
                                          ============    ============    ============

  The accompanying notes are an integral part of these financial statements.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

1.     SALE OF BUSINESSES / TRANSFER OF PLAN ASSETS

       In June and September 1996, the Plan sponsor sold its engine services repair operations and its aerospace hardware division to Greenwich Air Services, Inc. ("GASI") and Maple Leaf Aerospace, Inc. ("Maple Leaf"), respectively. Effective as of the respective closing dates, all employees of these business units were terminated and their active participation and benefit accrual under the Plan ceased. Plan participants of these business units were given the following options related to their Plan accounts:

              (1) Participants with balances in the Plan less than $3,500 could elect to either roll over their balance to another qualified plan or take a taxable distribution.
              (2) Participants with balances in the Plan of $3,500 or more could elect to remain in the Aviall Plan, rollover their account balance to another qualified Plan, or take a taxable distribution.

       Plan assets related to former employees of the engine services division and the aerospace hardware division totaled $8,863,681 and $140,841, respectively, and were distributed out of the Plan in 1996 as described above.

       In May 1996, the Plan sponsor sold its accessory services repair operation. Effective as of the closing date, all employees of this business unit were terminated and their active participation and benefit accrual under the Plan ceased. Plan assets relating to these employees totaled $1,605,525 and were transferred to the purchaser's, Curtiss-Wright, qualified 401(k) plan by August 1996.

       As a result of the above, employees of business units sold and those who terminated from the Company during the period January 31, 1996 through December 31, 1996 were automatically 100% vested in Company contributions in accordance with the terms of the Plan.

       In March 1995, the Plan sponsor sold its business aviation engine overhaul and aircraft and terminal services operations. Effective as of the closing date, all employees of this business unit were terminated and their active participation and benefit accrual under the Plan ceased. Plan assets relating to these employees totaled $6,036,725 and were transferred to the purchaser's, Dallas Airmotive, qualified 401(k) plan in May 1995.

2.     DESCRIPTION OF PLAN

       The following description of the Aviall, Inc. Employee Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


       GENERAL

       The Plan was established on December 7, 1993 in accordance with and subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). The Plan is a defined contribution plan and, as such, is subject to some, but not all, of the provisions of ERISA. It is excluded from coverage under Title IV of ERISA, which generally provides for guaranty and insurance of retirement benefits, and it is not subject to the funding requirements of Title I of ERISA. The Plan is, however, subject to those provisions of Title I and II of ERISA which, among other things, require that each participant be furnished with an annual financial report and a comprehensive description of the participants' rights under the Plan, set minimum standards of responsibility applicable to fiduciaries of the Plan, and establish minimum standards for participation and vesting.

       Participation in the Plan is voluntary. However, to participate in the Plan, an employee must meet certain eligibility requirements related to employment date, age and service hours. In general, new employees of the Company are eligible to participate in the Plan; however, any employee who is in a unit of employees represented by a collective bargaining agent is excluded from participation in the Plan unless the unit has negotiated coverage under the Plan.

       PLAN INVESTMENTS

       Putnam Investments is the Plan trustee and custodian of Plan assets. Putnam Investments maintains Plan assets in separate investment funds. Participants may elect to contribute to, or transfer among, any of the funds. Earnings are allocated based on number of shares attributed to participants' accounts.

       Aviall Stock Fund: The fund consists of Aviall, Inc. common stock, which is purchased on a regular and continuous basis on the open market. All dividends are automatically reinvested in Aviall common stock.

       Putnam Voyager Fund: The fund consists primarily of common or capital stock, though it may invest in other types of securities, including convertible bonds, convertible preferred stock, warrants, preferred stock, or debt securities.

       Ryder Stock Fund: The fund was invested in Ryder System, Inc. common stock. This fund's balance was transferred from the Ryder Employee Savings Plan. No contributions have been made to this fund and any balances herein not transferred to other funds prior to December 31, 1995 were reinvested in the Aviall Stock Fund. Since Plan inception, all dividends have been reinvested in the Aviall Stock Fund.

       Putnam Fund for Growth and Income (Putnam G&I Fund): The fund consists primarily of investments in attractively priced stocks that offer long-term growth potential while also providing income.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------

       Putnam Global Growth Fund (Putnam GG Fund): The fund consists primarily of investments in the Pacific Rim, across Europe, within the Americas and elsewhere in the world to pursue a wide range of growth potential.

       Putnam Stable Value Fund: The fund consists of investments in high-quality annuity (or similar) investment contracts issued by insurance companies or banks.

       On January 2, 1997, three new funds, the Putnam OTC Emerging Growth Fund, the Putnam International Growth Fund and the Putnam Diversified Income Trust were introduced into the Plan.

       CONTRIBUTIONS, VESTING AND FORFEITURES

       The Plan was established in accordance with Sections 401(a) and 401(k) of the Internal Revenue Code ("IRC"). The Plan entitles non-highly compensated employees to defer up to 15% of their pre-tax compensation. Highly compensated employees as defined under IRC Section 414(q) may defer pre-tax compensation only up to the percentage allowed pursuant to the non-discrimination tests. The maximum employee contribution for 1996 and 1995 is $9,500 and $9,240, respectively, and is limited by law. The Company matches 50% of the employee's annual contribution up to $400 per person based on certain requirements. Union employees of certain businesses sold (Note 1) were limited in the amount of matching contributions for which they were eligible. Such employees are no longer active participants in the Plan due to the sale of the related business.

       Participants are immediately 100% vested in the earnings of their individual contributions to the Plan. Participants vest 25% per year in Company contributions and the earnings attributable to such contributions beginning with their second year of service, and are 100% vested in their fifth year of service. Vesting in Company contributions also occurs upon attainment of retirement age, death or disability. During 1996, participants employed by businesses sold were 100% vested in Company contributions. Upon a distribution to a participant, non-vested Company contributions are forfeited and are used to offset future Company contributions.

       All contributions to the Plan are deposited with the trustee. At the employee's option, contributions are directed into separate investment funds, as discussed above.

       Effective January 1, 1996, the Plan was amended to allow employees to make elective contributions to the Plan on the later of their date of hire or January 1, 1996. Employees must still be 21 and have 1 year of qualified service before receiving employer matching contributions.

       PARTICIPANT ACCOUNTS

       Each participant's account is credited with the participant's contribution, the Company's matching contribution, as eligible, and the allocation of the investment fund earnings, as well as charged with the allocation of Plan administrative expenses.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


       ROLLOVERS

       Distributions from another qualified plan can be transferred into the Plan. In 1996 and 1995, rollover accounts in the amount of $49,355 and $79,766, respectively, were transferred into the Plan and are included in employee contributions on the statement of changes in net assets available for Plan benefits.

       PAYMENT OF BENEFITS

       In the event of a participant's termination of employment, disability or death, the participant or beneficiary shall receive an amount equal to the vested value of their account in a lump-sum payment. Upon disability or death, a participant's Plan account balance immediately becomes fully vested. The lump-sum payment shall be made within 90 days of the distribution value date for amounts less than $3,500. For amounts greater than $3,500, consent of the participant or beneficiary is required.

       Upon a participant's attainment of retirement age, a participant's Plan account balance immediately becomes fully vested and nonforfeitable. Retirement age is defined as the earlier of the date on which a participant attains age 65 or the date on which a participant has both attained age 55 and completed at least 10 years of service. A lump-sum payment of the participant's account balance shall be made within 90 days of the distribution value date.

       The Plan allows hardship withdrawals for the following reasons:

          (1)  Payment of medical expenses;
          (2)  Purchase of a principal residence;
          (3)  Payment of tuition of post secondary education;
          (4) Payments to prevent the eviction or foreclosure of principal residence;
          (5)  Payment of income taxes;
          (6)  Payments for custodial rights expenses;
          (7)  Payments for expenses incurred by natural disaster;
          (8)  Payment of funeral expenses;
          (9)  Loss of income resulting from bad health or disability; and
          (10) Any other reason deemed a financial hardship by the Internal Revenue Service ("IRS").

       Certain restrictions are placed on participants withdrawing from the Plan. Such restrictions include:

          (1) The amount withdrawn may not exceed the amount of immediate financial need.
          (2) The participant must obtain all non-taxable loans available under the Plan prior to applying for hardship withdrawal.
          (3) The participant must limit tax-deferred and other elective contributions under the Plan for the next taxable year to the applicable limit under section 402(g) of the IRC, minus the employee's elective contributions for the year of the hardship distribution.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



               (4) The participant may not make tax-deferred contributions and other elective or voluntary contributions to the Plan for at least 12 months after receipt of the hardship withdrawal.

       There were no distributions or withdrawals which had been approved but remained unpaid as of December 31, 1996 and 1995.

       LOANS

       After participating in the Plan, or a combination of the Plan and another employer's qualified Plan for a minimum of 24 months, a participant may borrow from their vested account balance. Loans are limited to 50% of the vested account balance, and must be greater than $1,000 but less than $50,000. In general, loans must be repaid within five years through payroll deductions, unless utilized for a principal residence, in which case the Retirement Committee of the Plan determines the term. Loans accrue interest at a rate which is comparable to that of most major lending institutions. Such rates range from 6.0% to 11.5% for loans outstanding at December 31, 1996. All principal and interest repayments are allocated to the Plan's investment funds based on the participant's investment elections at the time of repayment. Loans which are granted and repaid in compliance with the Plan provisions will not be considered distributions to the participant for tax purposes.

       Effective January 1, 1996, the Plan's loan provisions were amended to allow participants to have no more than one loan outstanding at a given time. Participants with more than one loan outstanding prior to January 1, 1996 were not required to consolidate existing loans. Participants with loans outstanding issued after January 1, 1996 may obtain new loans provided that the proceeds of the new loan are used to repay the old loan.

       Loans to participants and participant loan repayments as included on the statement of changes in net assets available for plan benefits represent new borrowings and repayments, respectively, but do not include new borrowings to refinance existing loans.

       PLAN TERMINATION

       The Company expects to continue the Plan indefinitely but reserves the right to terminate the Plan at any time and for any reason. Upon termination of the Plan, all benefits shall be nonforfeitable and fully vested, and each participant shall be entitled to the entire amount credited to his account. Payments shall be made by the trustee in a nondiscriminatory manner as directed by the Retirement Committee of the sponsor.

3.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       BASIS OF ACCOUNTING

       The financial statements of the Plan are prepared on the accrual basis of accounting. Purchases and sales of securities are recorded on a trade date basis, cost is determined based on historical average cost, and dividends are reinvested at the date-of-record market price.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


       PLAN FEES AND EXPENSES

       All commissions, brokerage fees and expenses incident of the income or assets of the trust and the purchase or sale of securities by the trustee were paid with Plan assets. Other administrative expenses such as trustee fees and recordkeeping fees are paid by either the Company or the Plan. Additionally, certain administrative services were performed by the Company at no cost to the Plan.

       PARTICIPANT LOANS RECEIVABLE

       Participant loans receivable represent cash advances to participants of the Plan less any payments made.

       INVESTMENT VALUATION

       The trustee uses quoted market values to value all investments other than Guaranteed Investment Contracts ("GICs") and participant loans receivable. Due to the nature of GICs, no estimable market value is available; therefore, these investments are valued at contract value which is historical cost plus accrued interest. The trustee has considered the credit quality of the issuer of guaranteed investment contracts in determining the requirement for a potential valuation allowance. No allowance has been provided at December 31, 1996 and 1995. Participant loans receivable are valued at cost which approximates fair value.

       SECURITIES TRANSACTIONS AND INVESTMENT INCOME

       Gains and losses on securities transactions are recorded on a current value basis. For purposes of reporting under ERISA, gains and losses on investments sold are calculated as sales proceeds less current value of such investments at the beginning of the Plan year or acquisition cost if acquired during the Plan year. Unrealized gains and losses are calculated as current value of investments at the end of the Plan year less current value at the beginning of the Plan year or acquisition cost if acquired during the Plan year.

       USE OF ESTIMATES

       The preparation of the financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and the related changes in net assets available for Plan benefits. Actual results could differ from those estimates.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------



4.     INVESTMENTS

       Investments held by the Plan at December 31, 1996 and 1995 consisted of the following:

                                                        1996                            1995
                                             ----------------------------     ---------------------------
                                                             Current                         Current
                                                 Cost         Value               Cost        Value
                                             ------------   -------------     -----------   -------------

       Mutual funds                           $16,065,112    $19,495,709      $20,684,634   $24,718,890
       Guaranteed investment contracts          4,847,929      4,847,929        7,516,038     7,516,038
       Pooled investment funds                    521,745        521,745        1,189,571     1,189,571
       Common stock                             1,059,325        982,988        1,937,498     1,831,525
       Participant loans receivable             1,192,710      1,192,710        2,512,905     2,512,905
                                              -----------    -----------      -----------   -----------
                                              $23,686,821    $27,041,081      $33,840,646   $37,768,929
                                              ===========    ===========      ===========   ===========

       For the years ended December 31, 1996 and 1995, the average annual yield earned on the guaranteed investment contracts was 6.72% and 6.91%, respectively.

       The fair value of individual investments representing 5 percent or more of the Plan's net assets at December 31, 1996 was as follows:

                                                                  Number of            Current
       Description of Investment                                    Shares              Value
       -------------------------                                ---------------    ----------------

       The Putnam Fund for Growth and Income                        310,600         $   5,597,010

       Putnam Global Growth Fund                                    336,369             3,639,516

       Putnam Voyager Fund                                          636,426            10,259,183

       Aetna Life Insurance GIC GAC #LT-14162                           N/A             1,637,257

5.     TAX STATUS OF THE PLAN

       The IRS granted a favorable letter of determination under the applicable section of the IRC on September 1, 1995 and, therefore, the trust is exempt from taxation under Section 501(a) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. Generally, contributions to a qualified plan are deductible by the Company when made, earnings of the trust are tax exempt and participants are not taxed on their benefits until withdrawn from the Plan.

       During 1997, the Plan sponsor determined that the Plan was not in compliance with certain regulatory requirements in prior years. As a result, the Plan sponsor intends to subject the Plan to a Voluntary Compliance Review (VCR) with the IRS. While the outcome of the VCR cannot be predicted, the Plan sponsor does not believe these matters will adversely affect the Plan's tax status.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------


6.     SUBSEQUENT EVENTS

       On December 31, 1996, the Global Growth Fund was scheduled to be liquidated and all shares in the fund were to be transferred into the Stable Value Fund. The shares in Global Growth did not transfer on December 31, as intended. The transfer occurred on January 2, 1997. The change in effective date resulted in a price decrease of $.13 per share. To assure participants received the value of their accounts at December 31, 1996, the Plan sponsor made an additional Plan deposit of $44,198 in April 1997 to make up the $.13 per share difference plus accrued interest. Earnings were calculated using the Stable Value Fund interest rate. The deposit was credited to the Stable Value Fund.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

ITEM 27a FORM 5500 - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
DECEMBER 31, 1996
-------------------------------------------------------------------------------


                                                                         (c)
    (a)                    (b)                           Description of Investment including                            (e)
 Party in      Identity of Issue, Borrower, Lessor         Maturity Date, Rate of Interest,             (d)           Current
 Interest              or Similar Party                   Collateral, Par or Maturity Value            Cost            Value
------------  ----------------------------------------  -------------------------------------      ------------    --------------
              Corporate Common Stocks:
     *          Aviall, Inc.                            106,269 shares                              $ 1,059,325     $   982,988

              Mutual Funds:
     *          The Putnam Fund for Growth and Income   310,600 shares                                4,539,462       5,597,010
     *          Putnam Global Growth Fund               336,369 shares                                3,260,009       3,639,516
     *          Putnam Voyager Fund                     636,426 shares                                8,265,641      10,259,183

              Pooled Investment Funds:
     *          Putnam Stable Value Fund                521,745 shares                                  521,745         521,745

     *        Participant Loans                         Interest rates range from 6.0% to 11.5%       1,192,710       1,192,710

              Guaranteed Investment Contracts:
                Allstate                                GAC #GA-5404A, 6.650%, due 07/01/97             500,234         500,234
                Aetna Life Insurance                    GAC #LT-14162, 7.850%, due 12/31/97           1,637,257       1,637,257
                Lincoln National Life                   GAC #GA-9630V1, 5.000%, due 6/30/98             508,258         508,258
                Life of Virginia                        GAC #GS 2746, 6.820%, due 12/31/97              373,610         373,610
                Protective Life                         GAC #GA 717-Cl, 6.910%, due 12/31/97            618,311         618,311
                Continental Assurance                   GAC #GP12933, 5.170%, due 6/30/98               766,210         766,210
                Life of Virginia                        GAC #GS 2752, 4.890%, due 12/31/97              444,049         444,049
                                                                                                    -----------     -----------

              Total Assets Held for Investment                                                      $23,686,821     $27,041,081
                                                                                                    ===========     ===========

AVIALL, INC.
EMPLOYEE SAVINGS PLAN

ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS (1)
FOR THE YEAR ENDED DECEMBER 31, 1996
-------------------------------------------------------------------------------


                                                                                                                      (f)
        (a)                                                   Number of      (c)            (d)          (e)        Expense
    Identity of                       (b)                    Purchases     Purchase       Selling       Lease     Incurred with
   Party Involved            Description of Asset             or Sales      Price          Price        Rental     Transaction
------------------   --------------------------------------  ----------- -------------  ------------  ----------  -------------
Putnam Investments   Putnam Global Growth Fund                  429        $         -    $ 4,059,545   $   -       $   -

Putnam Investments   Putnam Voyager Fund                        317        $ 3,775,437    $         -   $   -       $   -

Putnam Investments   Putnam Voyager Fund                        441        $         -    $ 6,642,372   $   -       $   -

Putnam Investments   Putnam Stable Value Fund                   421        $ 2,735,483    $         -   $   -       $   -

Putnam Investments   Putnam Stable Value Fund                   450        $         -    $ 6,056,175   $   -       $   -

Putnam Investments   The Putnam Fund for Growth and Income      273        $ 2,169,920    $         -   $   -       $   -

Putnam Investments   The Putnam Fund for Growth and Income      415        $         -    $ 4,365,457   $   -       $   -

                                                                                  (h)
                                                                             Current Value
        (a)                                                         (g)        of Asset on         (i)
    Identity of                       (b)                          Cost of      Transaction       Net Gain
   Party Involved            Description of Asset                   Asset          Date           (Loss)
------------------   --------------------------------------     ------------  -------------  --------------
Putnam Investments   Putnam Global Growth Fund                  $   3,509,537  $     4,059,545   $   550,008

Putnam Investments   Putnam Voyager Fund                        $   3,775,437  $     3,775,437   $         0

Putnam Investments   Putnam Voyager Fund                        $   4,956,861  $     6,642,372   $ 1,685,511

Putnam Investments   Putnam Stable Value Fund                   $   2,735,483  $     2,735,483   $         0

Putnam Investments   Putnam Stable Value Fund                   $   6,056,175  $     6,056,175   $         0

Putnam Investments   The Putnam Fund for Growth and Income      $   2,169,920  $     2,169,920   $         0

Putnam Investments   The Putnam Fund for Growth and Income      $   3,475,113  $     4,365,457   $   890,344



(1) Transactions in excess of five percent of the current value of the Plan's assets as of December 31, 1995 as defined in Section 2520.103-6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

AVIALL, INC.
EMPLOYEE SAVINGS PLAN





                               INDEX TO EXHIBITS



Exhibit
   No.                Description                                    Page
-------               -----------                                    ----
23                    Consent of Independent Accountants              20